UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **March 7, 2013**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On March 7, 2013, American Independence Corp. issued a press release announcing results of operations for the three months and twelve months ended December 31, 2012, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated March 7, 2013.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

<u>**SIGNATURE**</u>
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: March 7, 2013
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   **CONTACT: DAVID T. KETTIG**
485 MADISON AVENUE   **(212) 355-4141 Ext. 3047**
NEW YORK, NEW YORK 10022   www.americanindependencecorp.com
NASDAQ – AMIC

NEWS RELEASE

**AMERICAN INDEPENDENCE CORP. ANNOUNCES
2012 FOURTH-QUARTER AND ANNUAL RESULTS**

New York, New York, March 7, 2013. American Independence Corp. (NASDAQ: AMIC) today reported 2012 fourth-quarter and annual results. This press release contains both GAAP and non-GAAP financial information for which reconciliations can be found at the end of this release.

Financial Results

Net income attributable to AMIC increased to $7.2 million ($.87 per share, diluted), for the three months ended December 31, 2012, compared to $0.5 million ($.06 per share, diluted), for the three months ended December 31, 2011. Due to our profitability in 2012 and projected continuing profitable results, AMIC's net income and operating income for the fourth quarter and year ended December 31, 2012 were positively impacted by an increase of $5.9 million in the deferred tax asset related to our federal net operating loss carryforwards ("NOLs").

Revenues increased to $29.4 million for the three months ended December 31, 2012, compared to revenues of $21.4 million for the three months ended December 31, 2011, primarily due to an increase in premiums.

Net income attributable to AMIC increased to $9.6 million ($1.16 per share, diluted), for the year ended December 31, 2012, compared to $2.5 million ($.29 per share, diluted), for the year ended December 31, 2011. Revenues increased to $101.9 million for the year ended December 31, 2012, compared to revenues of $88.0 million for the year ended December 31, 2011, primarily due to an increase in premiums.

The Company's operating income[1] for the three months ended December 31, 2012 was $1.5 million ($.19 per share, diluted), as compared to $0.7 million ($.08 per share, diluted) for the three months ended December 31, 2011. Operating income was $5.3 million ($.64 per share, diluted), for the year ended December 31, 2012, as

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[1] Operating income is a non-GAAP measure and is defined as net income attributable to AMIC excluding non-cash charges related to the amortization of certain intangible assets recorded in purchase accounting, net realized investment gains and losses, and the federal income tax charge and reduction of valuation allowance related to deferred tax asset. The Company believes that the presentation of operating income may offer a better understanding of the core operating results of the Company. A reconciliation of income from continuing operations to operating income is included in this press release.

compared to $3.5 million ($.41 per share, diluted) for the year ended December 31, 2011.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "We continue to experience growth and improved loss ratio results in our stop-loss line from business underwritten by IHC Risk Solutions. We are excited by the growth and returns on our pet line of business and our expansion into new lines of business, including non-subscriber occupational accident and international insurance, and our new direct-to-consumer tools and distribution platforms. Our financial condition and balance sheet remain strong. We have no debt and have grown our book value to $12.59 per share at December 31, 2012 from $11.36 per share at December 31, 2011."

Valuation Allowance Relating to the Deferred Tax Asset

In the fourth quarter of 2012, the Company further reduced the valuation allowance relating to the deferred tax asset, which caused a corresponding increase in such deferred tax asset. The valuation allowance relates to the likelihood that AMIC might not be able to fully utilize its prior tax year federal NOLs. AMIC reviews the valuation allowance on a quarterly basis to determine the reasonableness of the amount. Based upon AMIC's profitability in 2012 and projections of future profitable results, it was appropriate to further reduce the valuation allowance in the fourth quarter of 2012 in the amount of $5.9 million, which resulted in an increase in net income.

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP: (i) Operating income is net income attributable to AMIC excluding non-cash charges related to the amortization of intangible assets recorded in purchase accounting, net realized investment gains (losses), and the federal income tax charge related to deferred taxes due to its federal net operating loss carryforwards, and (ii) Operating income per share is operating income (loss) on a per share basis. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by identifying certain expenses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Income from Continuing Operations" schedule below.

About American Independence Corp.

AMIC, through Independence American Insurance Company and its other subsidiaries, offers major medical for individuals and families, medical stop-loss, small group major medical, short-term medical, various supplemental products, pet insurance, and non-subscriber occupational accident and international coverages. AMIC provides to the individual and self-employed markets health insurance and related products, which are distributed through its subsidiaries, IPA Family, LLC, healthinsurance.org, LLC, and IHC Specialty Benefits, Inc. AMIC markets medical stop-loss through its marketing and administrative company IHC Risk Solutions, LLC.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal or state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission. AMIC expressly disclaims any duty to update its forward-looking statements or earnings guidance, and does not undertake to provide any such guidance in the future.

AMERICAN INDEPENDENCE CORP.
FOURTH QUARTER REPORT
DECEMBER 31, 2012
(In thousands except per share data)

	Three Months Ended December 31,		Year Ended December 31,	
	2012	**2011**	**2012**	**2011**
Premiums earned	$ 23,706	$ 17,875	$ 83,778	$ 72,448
Fee and agency income	4,692	2,842	15,441	12,647
Net investment income	544	459	2,126	2,189
Net realized investment gains	403	197	603	520
Net impairment losses recognized in earnings	-	(69)	(189)	(89)
Other income	26	73	126	323
Revenues	29,371	21,377	101,885	88,038
Insurance benefits, claims and reserves	15,911	11,652	56,849	47,768
Selling, general and administrative expenses	10,988	8,577	37,875	34,924
Amortization and depreciation	237	210	509	855
Expenses	27,136	20,439	95,233	83,547
Income before income tax	2,235	938	6,652	4,491
State income tax	(43)	(39)	(81)	(49)
Federal income tax – current and deferred	(672)	(259)	(1,929)	(1,258)
Federal income tax – reduction of valuation allowance	5,900	-	5,900	-
Net income	7,420	640	10,542	3,184
Less: Net income attributable to the non-controlling interest	(262)	(133)	(950)	(690)
Net income attributable to American Independence Corp.	$ 7,158	$ 507	$ 9,592	$ 2,494
Basic income per common share:				
Net income attributable to American Independence Corp. common stockholders	$ .87	$ .06	$ 1.16	$ .29
Weighted-average shares outstanding	8,272	8,434	8,272	8,497
Diluted income per common share:				
Net income attributable to American Independence Corp. common stockholders	$ .87	$ .06	$ 1.16	$ .29
Weighted-average diluted shares outstanding	8,272	8,434	8,272	8,497

As of December 31, 2012 there were 8,272,332 common shares outstanding, net of treasury shares.

AMERICAN INDEPENDENCE CORP.
RECONCILIATION OF GAAP INCOME FROM CONTINUING OPERATIONS TO NON-GAAP
INCOME FROM CONTINUING OPERATIONS
(In thousands except per share data)

	Three Months Ended December 31,		Year Ended December 31,	
	2012	**2011**	**2012**	**2011**
Net income attributable to AMIC	$ 7,158	$ 507	$ 9,592	$ 2,494
Amortization of intangible assets related to purchase accounting	30	34	124	135
Net realized investment gains	(403)	(197)	(603)	(520)
Net impairment losses recognized in earnings	-	69	189	89
Federal income tax charge related to deferred taxes for operating income	647	291	1,868	1,258
Reduction of valuation allowance related to deferred tax asset	(5,900)	-	(5,900)	-
Operating Income from continuing operations	$ 1,532	$ 704	$ 5,270	$ 3,456
Non - GAAP Basic Income Per Common Share:	$ .19	$ .08	$ .64	$ .41
Non - GAAP Diluted Income Per Common Share:	$ .19	$ .08	$ .64	$ .41